Exhibit 99.23
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)
19 December 2019
As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).
On 18 December 2019, the following person discharging managerial responsibility (PDMR) sold shares in Rio Tinto plc and Rio Tinto Limited:

Security	Name of PDMR/KMP	Number of shares sold	Price per share
Rio Tinto plc	Arnaud Soirat	3000	44.68 GBP
Rio Tinto Limited	Arnaud Soirat	5000	102.24 AUD

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Information disclosed under article 19 of the Market Abuse Regulation

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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